Exhibit 99.3

CERTIFICATE OF OFFICER

OF

TRANSALTA CORPORATION

TO: Alberta Securities Commission, as principal regulator

RE: Abridgement of time in accordance with Section 2.20 of
National Instrument 54-101 - Communication with Beneficial Owners of
Securities of a Reporting Issuer (“NI 54-101”)

The undersigned, Maryse St.-Laurent, duly appointed Corporate Secretary of TransAlta Corporation (the “Corporation”), hereby certifies for and on behalf of the Corporation, and not in her personal capacity, intending that the same may be relied upon by you without further inquiry, that the Corporation:

(a)           has arranged to have proxy-related materials for the annual meeting of the shareholders of the Corporation to be held on or about April 22, 2008 sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the meeting;

(b)           has arranged to carry out all the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)           is relying upon section 2.20 of NI 54-101.

DATED this 24th day of March, 2008.

TRANSALTA CORPORATION

by:	“signed” M. St.-Laurent
Maryse St.-Laurent
Corporate Secretary